

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2011

Richard J. Church
President
REO Plus, Inc.
3014 McCulloch Circle
Houston, Texas 77056

> **Re: REO Plus, Inc.**
> **Amendment No. 2 to Registration Statement to Form S-1 on Form S-11**
> **Filed January 10, 2010**
> **File No. 333-170054**

Dear Mr. Church:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 2 in our letter dated November 17, 2010. Please tell us if you intend to use any of the graphics provided and where in the prospectus you intend to use the graphics. We also refer to the images you sent by supplemental mail on January 11, 2011 and note that there are two properties featured, which appear vacant. We further note from your disclosure that the only asset acquired to date by the company consists of 400 units of limited liability company member interests in Ananda Investments, LLC and that the three-story building owned by Ananda is leased until July 31, 2012. Please explain why the graphics you sent to us feature a property that is vacant.

2. We note your response to comment 5 in our letter dated November 17, 2010. Please revise your disclosure to include that Akashic also traded under the name "Star Resources, Inc."

3. We note your response to comment 6 in our letter dated November 17, 2010. We further note your disclosure that subject to the sponsorship of a market maker, shares of your common stock will be traded in the over-the-counter market on the OTC Electronic Bulletin Board. As such, this transaction appears to be a primary offering by you to the public of the common shares. In that case, Akashic and its shareholders, including Mr. Church, are underwriters in the distribution. Please revise your disclosure to clearly identify Mr. Church and each of the remaining shareholders as underwriters of the offering. It is not acceptable to state that Mr. Church "may be deemed" an underwriter or that he "may" be subject to the statutory liabilities that apply to underwriters. Please revise your disclosure accordingly.

4. As this appears to be a primary offering of your common shares, please include a price or price range for the securities included in the primary offering. We note that the company is not eligible to conduct a primary at the market offering under Securities Act Rule 415(a)(4). Your disclosure in the prospectus should make clear that all the shares being offered via the distribution must be sold at a fixed price.

Risk Factors, page 5

5. We note your response to comment 13 in our letter dated November 17, 2010. We continue to believe that some of the subheadings in your risk factor section are vague and do not fully describe the specific risk discussed. Potential investors should be able to read a risk factor subheading and come away with a strong understanding of what the risk is and the result of the risk as it specifically applied to you. We note the following:

- "We have no assurance of property appreciation or company profits," page 7;

- "Intense competition for the acquisition of real estate properties could harm us for various reasons…" page 8;

- "We may experience increases in our expenses, including debt service, as well as decreased occupancy rates as a result of inflation," page 9;

- "We could suffer uninsured losses," page 10; and

- "Our current management resources may not be sufficient for the future, and we have no assurances that we can attract additional qualified personnel," page 12.

Please revise accordingly. As a general rule, your revised subheadings should work only in this document. If they are readily transferable to other companies' documents, they are probably too generic. See Item 503(c) of Regulation S-K.

"Our auditor has given us a "going concern" qualification…" page 6

6. We note your disclosure, "While the auditor's "going concern" qualification might impede our ability to raise funds, we do not believe that it will for a couple of reasons. First we believe that in the current, start-up stage of our development prospective investors will not be surprised by this qualification. Moreover, we expect that some or all of our funds may be raised on a property-by-property basis in which prospective investors will tend to examine the property involved rather than our financial statements in reaching their decision to invest or not." Please delete these statements. Risk factors should not contain mitigating factors to the stated risk.

Business, page 16

7. Please consider including your website address, if you have one.

Results of Operations, page 24

8. On page 20 under "Sole Property Interest," we note that the property owned by Ananda was leased throughout 2010 for a monthly rental rate of $6,941. We further note that you have a 40% ownership interest in Ananda. Finally, we note your statement under "Revenues" which states that, "Since inception, the Company has not had revenues." Please reconcile your disclosure.

9. Please expand your disclosure under "Expenses" to indicate what the professional fees and other expenses are in connection with. Additionally, we note your disclosure on page 29 under "Executive Compensation and Certain Transactions" that the promissory note issued to Mr. Church requires monthly payments of interest in the amount of $3,325.00. Please clarify whether this amount is reflected in this section. Please revise your disclosure accordingly.

Liquidity and Capital Requirements, page 24

10. We note your statement "… which is described in the section caption 'Sole Property Interest' immediately above." Please revise to properly indicate where the referenced section is.

Principal Shareholders, page 30

    11. We note your response to comment 31 in our letter dated November 17, 2010. However, it does not appear that the second risk factor on page 12 has been adequately modified. We reissue the comment in its entirety.

Financial Statements, page F- 1

    12. Please file updated financial statements, and related disclosures, as required by Rule 8-08 of Regulation S-X.

Notes to Financial Statements, page F-6

Note 3 – Investment in Affiliate, page F-7

    13. We note your response to comment 36 in our letter dated November 17, 2010 and await the filing of the audited financial statements for Ananda Investments, LLC, in accordance with Rule 3-09 of Regulation S-X.

    14. We note your response to comment 38 in our letter dated November 17, 2010 and your addition of an exhibit which lists Ananda as a subsidiary. We also note that Ananda is not consolidated in your financial statements. Please tell us why you have included it in a list of subsidiaries.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jonathan Wiggins, Staff Accountant, at (202) 551-3694 or Kristi Marrone, Accounting Reviewer, at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Rochelle K. Plesset in the Division of Investment Management at (202) 551-6840 if you have questions regarding comments related to the Investment Company Act of 1940. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Gupta Barros
Special Counsel